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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 (A) PART III

amendment

SEC FILE NUMBER
8- 46646

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JAN 1, 2008 (MM/DD/YY) AND ENDING Dec 31, 2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: WINDHAM FINANCIAL SERVICES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3078 HAWKINS RD
(No. and Street)

FERRISBURGH (City) VERMONT (State) 05456 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
PAUL D. MENDELSOHN 802-877-6589
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LOVE, CODY & COMPANY
(Name – *if individual, state last, first, middle name*)

115 ELM street (Address) BENNINGTON (City) VT (State) 05201 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/31/09

OATH OR AFFIRMATION

I, PAUL D. MENDELSOHN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of WINDHAM FINANCIAL SERVICES, INC., as of DECEMBER 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

[signature]
Signature

President
Title

[signature]
Notary Public expires 2-10-2011

This report ** contains (check all applicable boxes):

- ■ (a) Facing Page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Changes in Financial Condition.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ■ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ■ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ■ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WINDHAM FINANCIAL SERVICES, INC.

Financial Statements and Schedules

December 31, 2008 and 2007

(With Independent Auditors' Report Thereon)

Love, Cody & Company, CPAs

Table of Contents

Love, Cody & Company, CPAs

Independent Auditors' Report

Board of Directors
Windham Financial Services, Inc.

We have audited the accompanying statements of financial condition of Windham Financial Services, Inc. as of December 31, 2008 and 2007, and the related statements of income, changes in stockholder's equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Windham Financial Services, Inc. as of December 31, 2008 and 2007, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I through III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

As discussed in Note 8 to the financial statements, the 2008 financial statements have been restated to correct a misstatement.

Love, Cody & Company, CPAs, P.C.

March 4, 2009

Vt. Reg. #357

115 Elm Street • P.O. Box 319 • Bennington, Vermont 05201-0319
(802) 442-5552 • (800) 894-5511
Facsimile: (802) 442-7314 • e-mail: mail@lovecody.com
www.lovecody.com

WINDHAM FINANCIAL SERVICES, INC.
Statements of Financial Condition

	December 31,	
	2008	2007
Assets		
Cash	$ **183,747**	197,903
Commissions and management fees receivable	**164,752**	73,145
Prepaid expenses	**8,081**	8,760
Total current assets	**356,580**	279,808
Furniture and equipment, net	**2,532**	5,246
Total assets	$ **359,112**	285,054
Liabilities and Stockholder's Equity		
Accounts payable	$ **33,552**	11,774
Accrued expenses	**5,187**	8,306
Total current liabilities	**38,739**	20,080
Stockholder's Equity:		
Common stock, no par value: 1,000 shares authorized;100 shares issued and outstanding	**100**	100
Additional paid-in capital	**124,040**	124,040
Retained earnings	**196,233**	140,834
Total stockholder's equity	**320,373**	264,974
Total liabilities and stockholder's equity	$ **359,112**	285,054

See accompanying notes to financial statements.

WINDHAM FINANCIAL SERVICES, INC.
Statements of Income

		Year Ended December 31,	
		2008	2007
Revenues:			
Commissions	$	**397,873**	450,181
Interest earned		**4,608**	6,926
Management fees		**195,685**	148,483
Net gain (loss) on investments		**1,980**	(267)
		600,146	605,323
Expenses:			
Commissions and brokerage		**160,961**	118,803
Depreciation and amortization		**2,714**	3,362
Employee compensation and benefits		**275,132**	342,719
Occupancy and equipment rental		**17,622**	17,350
Other operating expenses		**44,218**	43,955
		500,647	526,189
Net income	$	**99,499**	79,134

See accompanying notes to financial statements.

WINDHAM FINANCIAL SERVICES, INC.
Statements of Changes in Stockholder's Equity

	Common Stock		Additional		Total Stock-
	Number of Shares	Amount	Paid-in Capital	Retained Earnings	holder's Equity
Balances January 1, 2007	100	100	124,040	90,200	214,340
Net income	-	-	-	79,134	79,134
Distributions to shareholder	-	-	-	(28,500)	(28,500)
Balances December 31, 2007	100	100	124,040	140,834	264,974
Net income	-	-	-	99,499	99,499
Distributions to shareholder	-	-	-	(44,100)	(44,100)
Balances December 31, 2008	100	$ 100	124,040	196,233	320,373

See accompanying notes to financial statements.

WINDHAM FINANCIAL SERVICES, INC.
Statements of Cash Flows

		Year Ended December 31,	
		2008	2007
Cash flows form operating activities:			
Net income	$	**99,499**	79,134
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization		**2,714**	3,362
(Increase) decrease in operating assets:			
Commissions and management fees receivable		**(91,607)**	(174)
Prepaid expenses		**679**	290
Increase (decrease) in operating liabilities:			
Accounts payable		**21,778**	(8,898)
Accrued liabilities		**(3,119)**	(140)
Total adjustments		**(69,555)**	(5,560)
Net cash provided by operating activities		**29,944**	73,574
Cash flows from investing activities:			
Purchases of equipment		**-**	-
Net cash used in investing activities		**-**	-
Cash flows from financing activities:			
Distributions to shareholder		**(44,100)**	(28,500)
Net cash used in financing activities		**(44,100)**	(28,500)
Net increase (decrease) in cash		**(14,156)**	45,074
Cash, beginning of year		**197,903**	152,829
Cash, end of year	$	**183,747**	197,903

See accompanying notes to financial statements.

Notes to Financial Statements

(1) *Description of Business Activity and Summary of Significant Accounting Policies*

(a) *Business Activity*

Windham Financial Services, Inc. (the "Company") was incorporated on September 21, 1983 for the purpose of developing certain computerized market trading programs and acting as a Commodity Trading Advisor (CTA).

On December 30, 1988, the Company received an order granting registration pursuant to section 203 of the Investment Advisors Act of 1940 from the Securities and Exchange Commission as a Registered Investment Advisor (RIA). In January 1994, as an extension to its advisory services, the Company became a member in the National Association of Securities Dealers (NASD).

The Company is a member of Financial Industry Regulatory Authority (FINRA) (formerly NASD), Securities Investors Protection Corporation (SIPC), and the Municipal Securities Rulemaking Board (MSRB). The Company is also registered with the Securities and Exchange Commission (SEC) as a securities broker dealer. The Company is also registered and licensed with state regulatory agencies in jurisdictions where transactions occur.

The Company provides services to customers throughout the United States.

(b) *Customer Accounts*

The Company has registered as a Fully Disclosed Introducing Broker/Dealer that does not receive, directly or indirectly, or hold funds or securities for, or owe funds or securities to customers and does not carry accounts of or for customers. As such, the Company is exempt from the requirements of SEC Customer Protection Rule 15c3-3 and Rule 15c3-2 dealing with customers' notification of free credit balances.

All customer accounts are maintained by an independent clearing broker dealer who is responsible for all customer account record keeping under SEC Rules 15c3-2 and 15c3-3. Customers' securities transactions are recorded on a settlement date basis with related commission income and expenses recorded on a trade date basis. Securities transactions of the Company are recorded on a trade date basis. Investment banking revenue is recorded as income in the period earned.

(c) *Use of Estimates in the Preparation of Financial Statements*

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(continued)

(1) Description of Business Activity and Summary of Significant Accounting Policies (continued)

(d) Cash

Cash consists of checking and savings accounts with financial institutions as well as investment cash balances maintained with a clearing broker.

(e) Furniture and Equipment

Furniture and equipment are carried at cost. Depreciation of furniture and equipment is provided on a straight-line basis using estimated lives of five to seven years. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is recognized in income for the period. The cost of maintenance and repairs is charged to income as incurred; significant renewals and betterments are capitalized. Deduction is made for retirements resulting from renewals and betterments.

(f) Organization Costs

Organization costs represent professional and registration fees associated with the commencement of broker-dealer activities by the Company and are being amortized over five years.

(g) Advertising

The Company expenses advertising costs the first time the advertising takes place.

(2) Commissions Receivable

Commissions receivable consist of commissions earned and due from the clearing broker, investment companies, life insurance companies, variable annuity distributors and clients of separately managed accounts.

(3) Furniture and Equipment

Furniture and equipment consist of the following:

		2008	2007
Furniture and equipment	$	**38,595**	38,595
Less accumulated depreciation and amortization		**(36,063)**	(33,349)
	$	**2,532**	5,246

(4) Income Taxes

The Company's stockholder has elected S-Corporation status under provisions of the Internal Revenue Code. Income from corporations classified as S-Corporations is generally taxed at the shareholder level and, accordingly, the Company has not accrued any Federal or State income tax liability.

(5) Retirement Plan Contributions

The Company created a 401(k) plan for its employees in 2003. Retirement plan contributions were $45,000 and $50,000 for the year ended December 31, 2008 and 2007, respectively.

(6) Liabilities Subordinated to Claims of General Creditors

At December 31, 2008 and 2007 the Company had no liabilities subordinated to claims of general creditors.

(7) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2008, the Company had net capital of $154,227, which was $149,227 in excess of its required net capital of $5,000. The Company's net capital ratio was 0.251 to 1.

Net capital reflects an immaterial difference from the amount reported in the Company's unaudited FOCUS report as a result of an audit adjustment to accounts payable.

(8) Restatement of Previously Issued Financial Statements

The accompanying financial statements have been restated to correct the presentation of shareholder distributions of $16,600 which were previously reported as expenses. The restatement increases 2008 net income and shareholder distributions.

WINDHAM FINANCIAL SERVICES, INC.
Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
December 31, 2008

Net capital:		
Total stockholder's equity		$ 320,373
Less:		
Non-allowable assets:		
Prepaid expenses	$ 8,187	
Equipment and leasehold improvements	2,532	
Non-allowable receivables	147,543	(158,262)
Other deductions:		
Excess blanket bond deductible		(5,000)
Net capital		$ 157,111
15c3-1(f) Haircut (CD-5%)		(2,884)
Adjusted net capital		$ 154,227
Aggregate indebtedness:		
Current liabilities		$ 38,739
Required net capital		$ 5,000
Excess net capital		$ 149,227
Ratio: Aggregate indebtedness to net capital		0.251 to 1

WINDHAM FINANCIAL SERVICES, INC.
Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2008

The Company is not subject to the requirements of SEC Rule 15c3-3.

Schedule III

WINDHAM FINANCIAL SERVICES, INC.
Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2008

The Company is not subject to the requirements of SEC Rule 15c3-3.

Love, Cody & Company, CPAs

Independent Auditors' Report on Internal Control Structure Required by Securities and Exchange Commission Rule 17a-5

Board of Directors
Windham Financial Services, Inc.

In planning and performing our audits of the financial statements and supplemental schedules of Windham Financial Services, Inc. (the Company), as of and for the years ended December 31, 2008 and 2007 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

115 Elm Street • P.O. Box 319 • Bennington, Vermont 05201-0319
(802) 442-5552 • (800) 894-5511
Facsimile: (802) 442-7314 • e-mail: mail@lovecody.com
www.lovecody.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008 and 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the New York Stock Exchange and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Love, Cody & Company, CPAs, P.C.

March 4, 2009

Vt. Reg. #357